UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

ProLung, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74348P209

(CUSIP Number)

steven c. eror

PO Box 981194

Park City, Utah 84098

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

STEVEN C. EROR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		174,251
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

174,251
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

174,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

RICHARD SERBIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

MICHAEL N. CHRISTIANSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

TODD M. MORGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		172,188*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

172,188*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

172,188*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN

*Includes: (i) 32,500 Shares owned by the Todd M. Morgan Living Trust; (ii) 33,750 Shares owned by Creekside Investments; (iii) 3,750 Shares owned by E&M Morgan LLC, (iv) 50,000 Shares owned by MPM Investment LP and (v) 25,000 Shares owned by T&L Business Ventures that Mr. Morgan may be deemed to beneficially own.

5

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

ERIC M. SOKOL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		277,621*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

277,621*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

*Includes 39,683 Shares underlying certain convertible notes.

6

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

RON DUNFORD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,683*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,683*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,683*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 39,683 Shares underlying certain convertible notes.

7

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

BRIAN W. LOVERIDGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

DON A. PATTERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		58,735*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

58,735*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,735*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 23,810 Shares underlying certain convertible notes.

9

CUSIP NO. 74348P209

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of ProLung, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 757 East South Temple, Suite 150, Salt Lake City, Utah 84102.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)This statement is filed by:

(i)	Steven C. Eror, as a nominee for the Board of Directors of the Issuer (the “Board”);
(ii)	Richard Serbin, as a nominee for the Board;
(iii)	Michael N. Christiansen, as a nominee for the Board;
(iv)	Todd M. Morgan, as a nominee for the Board;
(v)	Eric M. Sokol, as a nominee for the Board;
(vi)	Ron Dunford, as a nominee for the Board;
(vii)	Brian W. Loveridge, as a nominee for the Board; and
(viii)	Don A. Patterson, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)Mr. Eror’s principal business address is 1557 South Highway 87, Upalco, Utah 84077. Mr. Serbin’s principal business address is 1330 Avenue of the Americas, 14th Floor, New York, New York 10019. Mr. Christiansen’s principal business address is 12020 Southern Highlands Parkway, Apartment 1223, Las Vegas, Nevada 89141. Mr. Morgan’s principal business address is 1250 Ivy Place, Kaysville, Utah 84037. Mr. Sokol’s principal business address is 8269 Lookout Pointe Drive, Windermere, Florida 34786. Mr. Dunford’s principal business address is 65 East Wadsworth Park Drive, Suite 207, Draper UT 84020. Dr. Loveridge’s principal business address is 6067 Creekside Drive, Mountain Green, Utah 84050. Mr. Patterson’s principal business address is 1145 West Gary Avenue, Gilbert, Arizona 85233.

10

CUSIP NO. 74348P209

(c)The principal occupation of Mr. Eror is serving as a private investor. The principal occupation of Mr. Serbin is serving as Chief Operating Officer of Gorlin Companies, LLC. The principal occupation of Mr. Christiansen is serving as Managing Director, Chief Financial Officer and Treasurer of Weild & Co. The principal occupation of Mr. Morgan is serving as Chairman of the Board of Morgan Industries Inc. The principal occupation of Mr. Sokol is serving as a private investor. The principal occupation of Mr. Dunford is serving as President and CEO of Mentors International. The principal occupation of Dr. Loveridge is serving as a physician. The principal occupation of Mr. Patterson is Co-Founder, and CEO of Innovative Coatings, Inc.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Dr. Loveridge and Messrs. Eror, Serbin, Christiansen, Morgan, Sokol, Dunford and Patterson are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 174,251 Shares owned by Mr. Eror were acquired in connection with his service as a director and/or officer of the Issuer.

The 27,188 Shares directly owned by Mr. Morgan were obtained through equity awards that were granted to Mr. Morgan during his tenure as a director of the Issuer and include 2,968 Shares that vest on September 30, 2018. The 32,500 Shares owned by the Todd M. Morgan Living Trust were purchased with working capital in private transactions. The aggregate purchase price for such Shares is approximately $160,000, including brokerage commissions.

The Shares purchased by Creekside Investments; E&M Morgan, LLC, MPM Investment LP and T&L Business Ventures were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in private transactions. The aggregate purchase price of the 33,750 Shares beneficially owned by Creekside Investments is approximately $135,000, including brokerage commissions. The aggregate purchase price of the 3,750 Shares including owned by E&M Morgan, LLC is approximately $25,000, including brokerage commissions. The aggregate purchase price of the 50,000 Shares beneficially owned by MPM Investment LP is approximately $200,000, including brokerage commissions. The aggregate purchase price of the 25,000 Shares beneficially owned by T&L Business Ventures is approximately $100,000, including brokerage commissions.

The Shares and convertible notes purchased by Mr. Sokol were purchased with personal funds in private transactions. The aggregate purchase price of the 237,938 Shares and 39,683 Shares issuable upon the conversion of certain convertible notes beneficially owned by Mr. Sokol was approximately $1,758,527, including brokerage commissions.

11

CUSIP NO. 74348P209

The convertible notes purchased by Mr. Dunford were purchased with personal funds in private transactions. The aggregate purchase price of the 39,683 Shares issuable upon the conversion of certain convertible notes beneficially owned by Mr. Dunford was approximately $250,000, excluding brokerage commissions.

The Shares purchased by Dr. Loveridge were purchased with personal funds in private transactions. The aggregate purchase price of the 8,900 Shares beneficially owned by Dr. Loveridge was approximately $68,619, including brokerage commissions.

The Shares and convertible notes purchased by Mr. Patterson were purchased with personal funds in private transactions. The aggregate purchase price of the 34,925 Shares and 23,810 Shares issuable upon the conversion of certain convertible notes beneficially owned by Mr. Patterson was approximately $359,899, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons acquired the Shares for investment purposes or in connection with their service as officers and/or directors of the Issuer. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On July 26, 2018, Steven C. Eror announced his intention to commence a consent solicitation to expand the size of the Issuer’s board of directors (the “Board”) and elect a slate of eight highly qualified director candidates. Mr. Eror intends to file preliminary consent materials with the SEC in the coming days.

Also, on July 26, 2018, Mr. Eror delivered a letter to the Issuer (the “Letter”) requesting that the Board establish a record date for the forthcoming consent solicitation to determine the shareholders entitled to express consent to corporate action in writing without a meeting. In the Letter, Mr. Eror stated that if the Issuer does not respond in writing by August 3, 2018 stating that it has fixed a record date or intends to fix a record date, then the record date for the consent solicitation will be the first date on which a signed written consent setting forth the proposed actions is properly delivered to the Issuer in accordance with Section 213 of the Delaware General Corporation Law. The full text of the Letter is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Through his consent solicitation, Mr. Eror will be seeking shareholder consent to approve the following set of corporate actions (each, a “Proposal” and, collectively, the “Proposals”):

1.	Amend Article 2, Section 2.1 of the Company’s First Amended and Restated Bylaws (the “Bylaws”) to provide that shareholders have the exclusive ability to fix the size of the Board and to increase the size of the Board to twelve (12) directors;
2.	Amend Article 3, Section 3.2 of the Bylaws to allow any vacancies on the Board resulting from any newly created directorship(s) or for any cause to be filled exclusively by the shareholders of the Company;
3.	Upon approval of Proposals 1 and 2 above, to elect each of Richard Serbin, Todd Morgan, Michael Christiansen, Eric Sokol, Ron Dunford, Steven Eror, Brian Loveridge and Don Patterson (each, a “Nominee” and collectively, the “Nominees”) to serve as a director of the Company (or, if any such Nominee is unable or unwilling to serve as a director of the Company, any other person designated as a Nominee by Mr. Eror); and
4.	To repeal any provision of the Bylaws in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were adopted on July 14, 2017.

Mr. Eror further reserves his right to nominate a slate of candidates for election as directors at the Issuer’s 2018 annual meeting of shareholders (the “Annual Meeting”). Mr. Eror would view any attempt by the Issuer to amend its Third Amended and Restated Certificate of Incorporation or the Bylaws to limit the right of shareholders to (i) submit director nominees for election at the Annual Meeting, (ii) expand the size of the Board or (iii) act by written consent to elect directors without a meeting as a clear attempt to manipulate the Issuer’s corporate machinery to disenfranchise its shareholders.

12

CUSIP NO. 74348P209

Mr. Eror remains willing to engage in discussions with the Issuer regarding Board structure and composition, capital raising, clinical trials, commercialization and the launch of products, financing, strategy, and, generally, means to enhance shareholder value. Mr. Eror seeks to add eight directors to the Board because he does not believe the current Board is acting in the best interests of the Issuer’s shareholders and that experienced directors are needed to enhance shareholder value. Mr. Eror believes the approval of the Proposals would provide the Issuer with qualified and experienced directors who, in accordance with their respective fiduciary duties, would provide proper oversight and direct management to take decisive steps to maximizing shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)The aggregate percentage of Shares reported owned by each person named herein is based upon 3,861,848 Shares outstanding, as of May 21, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 21, 2018.

As of the close of business on July 30, 2018, Mr. Eror beneficially owned 174,251 Shares, which represents approximately 4.5% the outstanding Shares.

As of the close of business on July 30, 2018, Mr. Morgan beneficially owned 172,188 Shares, including (i) 32,500 Shares owned by the Todd M. Morgan Living Trust, of which Mr. Morgan serves as Trustee, (ii) 27,188 Shares owned directly, (iii) 33,750 Shares owned by Creekside Investments, of which Mr. Morgan serves as the Manager, (iv) 3,750 Shares owned by E&M Morgan, LLC, of which Mr. Morgan serves as the Manager, (v) 50,000 Shares owned by MPM Investment LP, of which Mr. Morgan is general partner and Manager and (vi) 25,000 Shares owned by T&L Business Ventures, of which Mr. Morgan serves as the Manager, which in the aggregate represents approximately 4.5% of the outstanding Shares.

13

CUSIP NO. 74348P209

As of the close of business on July 30, 2018, Mr. Sokol beneficially owned 277,621 Shares, including 39,683 Shares issuable upon the conversion of certain convertible notes, which represents approximately 7.1% the outstanding Shares.

As of the close of business on July 30, 2018, Mr. Dunford beneficially owned 39,683 Shares, consisting of Shares issuable upon the conversion of certain convertible notes, which represents approximately 1.0% the outstanding Shares.

As of the close of business on July 30, 2018, Dr. Loveridge beneficially owned 8,900 Shares, which represents less than 1% the outstanding Shares.

As of the close of business on July 30, 2018, Mr. Patterson beneficially owned 58,735 Shares, including 23,810 Shares issuable upon the conversion of certain convertible notes, which represents approximately 1.5% the outstanding Shares.

As of the close of business on July 30, 2018, Messrs. Serbin and Christiansen did not own any Shares.

(b)Mr. Eror has the sole power to vote and dispose of the 174,251 Shares beneficially owned by him.

Mr. Morgan has the sole power to vote and dispose of the 172,188 Shares beneficially owned by him.

Mr. Sokol has the sole power to vote and dispose of the 277,621 Shares beneficially owned by him.

Mr. Dunford has the sole power to vote and dispose of the 39,683 Shares beneficially owned by him.

Dr. Loveridge has the sole power to vote and dispose of the 8,900 Shares beneficially owned by him.

Mr. Patterson has the sole power to vote and dispose of the 58,735 Shares beneficially owned by him.

(c)None of the Reporting Persons has entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)Not applicable.

14

CUSIP NO. 74348P209

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 30, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit written consents or proxies in favor of the proposals set forth in the Consent Statement. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated July 30, 2018.
99.2	Powers of Attorney.
99.3	Letter, dated July 26, 2018.

15

CUSIP NO. 74348P209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2018

/s/ Steven C. Eror
STEVEN C. EROR Individually and as attorney-in-fact for Richard Serbin, Michael N. Christiansen, Todd M. Morgan, Eric M. Sokol, Ron Dunford, Brian W. Loveridge and Don A. Patterson

16